21002429

Public

SION

SEC
Mail Processing
Section
MAR 03 2021
Washington DC
406

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SEC FILE NUMBER
8-68683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDermott Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 East Broad Street, 2nd Floor
(No. and Street)

Bethlehem	PA	18018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dean McDermott, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDermott Investment Services, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Managing Member

Title

Notary Public

Notary Public State of Florida
Mariela Martinez
My Commission GG 253522
Expires 08/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDermott Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of McDermott Investment Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McDermott Investment Services, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of McDermott Investment Services, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of McDermott Investment Services, LLC's management. Our responsibility is to express an opinion on McDermott Investment Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McDermott Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as McDermott Investment Services, LLC's auditor since 2011.

Bethlehem, PA

February 24, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

McDermott Investment Services, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 586,144
Clearing deposits	50,000
Receivable from brokers and dealers	3,949
Accounts receivable	338,281
Furniture, equipment and leasehold improvements, net	5,647
Other assets	40,752
TOTAL ASSETS	$ 1,024,773
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$ 238,338
Loans payable	124,048
Accounts payable and accrued expenses	83,037
Other liabilities	72,706
TOTAL LIABILITIES	518,129
MEMBER'S EQUITY	
Member's equity	506,644
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,024,773

The accompanying notes are an integral part of this statement.

McDermott Investment Services, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

McDermott Investment Services, LLC. (the "Company") is a limited liability company organized in the State of Pennsylvania in 2010. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is headquartered in Bethlehem, Pennsylvania, and has customers located throughout the United States.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

INCOME TAXES

The Company is organized as a limited liability company and is taxed as a disregarded entity for income tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is includible in the income tax returns of its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2017 through present are subject to IRS and other jurisdictions' tax examinations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

LEASES

In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2020.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NEW ACCOUNTING GUIDANCE

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 24, 2021, the date on which the financial statements were available to be issued.

NOTE 2: REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASU 2014-09, Revenue Recognition from Contracts with Customers ("Topic 606").

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

NOTE 2: REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Accounts receivable from revenue from contracts with customers at December 31, 2019 and 2018 were $431,080 and $195,216 respectively.

NOTE 3: CREDIT AND MARKET RISK

A clearing broker-dealer carries the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2020, cash and cash equivalents were held on deposit at a diversified U.S. financial institution insured by the Federal Deposit Insurance Corporation. The Company's cash balance regularly exceeds the FDIC insured limit of $250,000.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

Accounts receivable represent commissions due from mutual funds, insurance companies and trust sponsors. Management has determined that no allowance for credit losses is necessary at December 31, 2020.

NOTE 4: RELATED PARTY TRANSACTIONS

On July 12, 2017, the Company entered into an Expense Sharing Agreement (the "Agreement") with the McDermott Investment Advisors, LLC (MIA). The Company and MIA are owned by the same individual. Under the Agreement, MIA will provide office space, furniture and telecommunications services to the Company and calls for the Company to pay MIA 50% of its monthly incurred expenses per the rental agreement with the landlord.

The Company provides execution services to MIA in connection with MIA's transactions at RBC Capital Markets, LLC. The Company does not charge MIA for these services.

McDermott Investment Services, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 5: LOANS PAYABLE

On May 7, 2020, the Company received a loan from Wells Fargo Bank in the amount of $124,048 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan may be forgiven to the extent the proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

On February 11, 2021 the Company submitted a Paycheck Protection Program Loan Forgiveness Application.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. The outcome of such matters cannot be predicted with certainty.

The Company is subject to examination by regulatory bodies including FINRA and the Securities and Exchange Commission (SEC). The SEC conducted an examination of the firm commencing on December 16, 2013 and covering the period January 2012 to November 2013. The Company received the SEC report on January 8, 2015 in which they questioned the use of retail instead of institutional unit investment trust securities for certain clients. On September 13, 2019 the Company was named as a Relief Defendant in an action filed by the SEC against the Company's owner and an affiliate. The SEC alleges the Company received payments to which it does not have legitimate claim due to the actions of its affiliate. The ultimate disposition of this matter is unknown at December 31, 2019. In the opinion of the Company, this action will be resolved with no material adverse impact on the Company's financial statements, taken as a whole.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2020 the Company had net capital of $483,936 which was $433,936 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .81 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.